EXHIBIT 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 31, 2011, with respect to the consolidated financial statements of Youth and Family Centered Services, Inc. and Subsidiaries included in the Registration Statement (Form S-4 No. 333-175523) and related Prospectus of Acadia Healthcare Company, Inc. for the registration of 5,297,022 shares of its common stock and to the incorporation by reference of our report dated March 31, 2011, with respect to the consolidated financial statements of Youth and Family Centered Services, Inc. and Subsidiaries in Post-Effective Amendment No. 1 to Form S-4 on Form S-8 relating to the offer and sale of certain shares of common stock.

/s/ Ernst & Young LLP

Austin, Texas

October 31, 2011